UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Separation of the Roles of Chairman of the Board and Chief Executive Officer; Appointment of New Chairman of the Board

On April 19, 2021, Autolus Therapeutics plc (the “Company”) announced that the Company’s Board of Directors (the “Board”) has determined that as the Company’s lead program AUTO1 continues to progress in multiple clinical trials and the Company starts to prepare for commercialization in the event that AUTO1 receives marketing approval, the complexity of the business warrants separation of the roles of chairman and chief executive officer. Consequently, the Board has appointed Dr. Martin Murphy as the non-executive chairman of the Board, effective April 15, 2021, enabling Dr. Christian Itin, the Company’s chief executive officer, to fully focus on leading the business. Dr. Itin will continue to serve as a member of the Board. A copy of the press release is filed as Exhibit 99.1 to this Report and is incorporated by reference herein.

The information contained in this Report, but excluding Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232690) and the Company’s Registration Statement on Form S-8 (File No. 333-226457).

EXHIBITS

Exhibit	Description

99.1	Press Release dated April 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOLUS THERAPEUTICS PLC

Date: April 19, 2021	By:	/s/ Christian Itin
	Name	Christian Itin, Ph.D.
	Title:	Chief Executive Officer